01:03
-00:04
Mute
Settings
Enter fullscreen
Play

Business Overview

Village Box Café Bar & Grill or "The Box," owned and operated by Village Box Cafe, LLC, is the ultimate dining expe
entertain, consisting of an in-house branded "bar & grill," themed events, lounges, bars, comedy, and dance night
events venue space sure to delight.

The Team
Oliver B. Mitchell III

CEO

Village Box Café Bar & Grill is owned and operated by Village Box Café, LLC, a California limited liability company.
responsible for running all facets of the business. He is also a former U.S. Marine who has well over 30 years in co
entertainment industry experience. Mr. Mitchell has a proven track record having held numerous key positions ove
reputable firms such as Blockbuster Video, Staples, Dominos Pizza, and Footlocker he has driven sales and excee

Mr. Mitchell brings with him a long and successful track record to Village Box Café Bar & Grill. His prior experience
entertainment industry events such as the Grammy Awards after show, he lends his expertise in restaurant and e
scheduling, interacting with high profile guest, and overseeing a center sales department responsible for logistics
surely propel Village Box Café Bar & Grill to the next level in dining and entertainment.

This is a preview. It will become public when you start accepting investment.
Follow us
InstagramTwitter
The Pitch

Village Box Cafe Bar & Grill is seeking investment to purchase equipment and open our new location.

Village Box Café Bar & Grill or "The Box," owned and operated by Village Box Cafe, LLC, is the ultimate dining expe
and events venue space sure to delight.

A new way to dine and entertain, consisting of an in-house branded "bar & grill," themed events, lounges, bars, co

The Company offer's such events as their highly anticipated "Food Bar," held nightly on the Box patio from 5-9 pm
Asian cuisine for $10.00 per person. Happy hour couldn't be any happier.

This modern, yet stylish and happening 10,000 square foot restaurant features three (3) areas of dining and enter

The main restaurant features a 48 person open air front patio, a 200-person dining room complete with a walk-up
enjoyment. To a signature indoor performance stage for dine-in entertainment.

1.7×

Investment Multiple 1.5×

Business's Revenue Share 1%-2.1%

Minimum Investment Amount $100

Target Raise $50,000

Maximum Raise $107,000

Investment Round Close Date 10/21/2020

Repayment Schedule Quarterly

Securitization None

Maturity Date 1/1/2025

Documents

2020 Balance Sheet

Financial Forecasts

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$2,804,524	$4,206,786	$5,609,050	$5,889,502	$6,066,188
Cost of Goods Sold	$701,131	$1,051,696	$1,402,262	$1,468,692	$1,512,752
Gross Profit	$2,103,393	$3,155,090	$4,206,788	$4,420,810	$4,553,436

EXPENSES

Utilities	$15,360	$30,720	$30,720	$30,720	$30,720
Payroll	$486,720	$973,444	$1,297,925	$1,400,000	$1,500,000
Insurance	$2,070	$4,140	$4,140	$4,140	$4,140
Equipment	$125,000	$0	$0	$0	$0
Repairs & Maintenance	$4,000	$6,000	$9,000	$10,000	$10,000
Legal & Professional Fees	$2,594	$5,188	$5,188	$5,188	$5,188
Office & Administrative	$6,100	$12,200	$12,200	$12,200	$12,200
Manager Salaries	$84,500	$163,000	$193,000	$200,000	$200,000
Cable & Internet	$600	$1,200	$1,200	$1,200	$1,200
Advertising	$4,800	$5,800	$6,800	$6,800	$6,800
Operating Profit	$1,371,649	$1,953,398	$2,646,615	$2,750,562	$2,783,188

This information is provided by Village Box Cafe Bar & Grill. Mainvest never predicts or projects performance, and forecast. Please see below for additional risk disclosures.

Financial Condition

Village Box Cafe, LLC is a newly formed limited liability company on April 30, 2020, in the State of California. Oper Village Box Cafe Bar & Grill, the Company has no current liabilities or debt.

No operating history

Village Box Cafe, LLC was established in April, 2020. Accordingly, there are limited financial statements and inforr evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Forecasted milestones

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you wi
not like that at all. The ability of Village Box Cafe, LLC to make the payments you expect, and ultimately to give yo
of factors, including many beyond our control.

Limited Operating History

Village Box Cafe, LLC is a newly established entity and has no history for prospective investors to consider.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrar
competes with many other businesses, both large and small, on the basis of quality, price, location, and customer
preference away from Village Box Cafe, LLC's core business or the inability to compete successfully against the o
Village Box Cafe, LLC's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Village Box Cafe, LLC's management or vote on and/or
regarding Village Box Cafe, LLC. Furthermore, if the founders or other key personnel of Village Box Cafe, LLC were
become unable to work, Village Box Cafe, LLC (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable ec
assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on fu
LLC and the key persons will have no control. Changes in assumptions or their underlying facts could significantly
the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently
actual operating results will correspond to the forecasts provided herein. Additionally, Village Box Cafe, LLC is a n
no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months afte
year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Eve
have difficulty finding a buyer because there will be no established market. Given these factors, you should be pr
term.

The Company Might Need More Capital

Village Box Cafe, LLC might need to raise more capital in the future to fund/expand operations, buy property and
market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no
available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If

conservative to make sure they are best equipped to repay the Note obligations, while Village Box Cafe, LLC migh
the business. You would like to keep the compensation of managers low, while managers want to make as much a

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer p
laws, and health care laws, could negatively affect Village Box Cafe, LLC's financial performance or ability to conti
additional regulation on the industry could significantly negatively affect the business.

Uninsured Losses

Although Village Box Cafe, LLC will carry some insurance, Village Box Cafe, LLC may not carry enough insurance t
Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reaso
LLC could incur an uninsured loss that could damage its business.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Future Investors Might Have Superior Rights

If Village Box Cafe, LLC needs more capital in the future and takes on additional debt or other sources of financin
superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions,
or otherwise.

Lack of Ongoing Information

Village Box Cafe, LLC will be required to provide some information to investors for at least 12 months following the
more limited than the information that would be required of a publicly-reporting company; and Village Box Cafe, L
information in certain circumstances.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchang
corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require
committee made up entirely of independent members of the board of directors (i.e., directors with no material out
LLC or management), which is responsible for monitoring Village Box Cafe, LLC's compliance with the law. Village
implement these and other investor protections.

Subordination

The Notes shall be subordinated to all indebtedness of Village Box Cafe, LLC to banks, commercial finance lender
institutions, and/or other institutions regularly engaged in the business of lending money.

You Have a Limited Upside

This information is provided by Village Box Cafe Bar & Grill. Mainvest never predicts or projects performance, and
information. For additional information, review the official Form C filing with the Securities and Exchange Commiss

Blog
Press
Petitions
FAQ
Referral Program
Partners
Support Center
Educational Materials
About Us
Contact Us
Terms of Service
Privacy Policy

This website, Mainvest.com, which we refer to as the "Site," is owned by MainVest, Inc., which we refer to as "Mai
Portal that offers investments under Regulation Crowdfunding, which is also known as Title III Crowdfunding. Our
are open for investment from the general public. By using the Site, you are subject to our Terms of Use and our Pr
before using the Site. Although our Site offers investors the opportunity to invest in a variety of companies, we do
the appropriateness of a particular investment opportunity for any particular investor. We are not investment advi
investment decisions, either alone or with their personal advisors. Neither the Securities and Exchange Commissi
investment opportunities listed on the Site. Mainvest does not provide any legal, tax, or accounting advice with re
using the Site. If you have questions, please contact us at info@mainvest.com.

ALL OF THE INVESTMENT OPPORTUNITIES ON MAINVEST CONTAIN RISK.
ONLY INVEST IF YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.